Skadden, Arps, Slate, Meagher & Flom LLP

333 West Wacker Drive

Chicago, Illinois 60606

June  19, 2006

Ms. Laura Hatch

Securities and Exchange Commission

Office of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Re:  BlackRock Funds N-14 Filings

(File Nos. 333-133761, 333-133762, 333-133763, 333 133764)

Dear Ms. Hatch:

                Thank you for your additional telephonic comments on May 16, 2006 regarding Pre-Effective Amendment No. 1 to each of the Registration Statements filed with the Securities and Exchange Commission (the “Commission”) on Form N-14 via EDGAR (the “Registration Statements”) on May 15, 2006 or May 16, 2006 on behalf of each of the following series of BlackRock Funds: BlackRock Government Income Portfolio, BlackRock Low Duration Bond Portfolio, BlackRock Inflation Protected Bond Portfolio and BlackRock High Yield Bond Portfolio (individually, a “Fund” and collectively, the “Funds”) pursuant to the General Rules and Regulations of the Commission promulgated under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “General Rules and Regulations”).

                On behalf of the Funds, we have summarized your comments to the best of our understanding, below which we have provided our response to those comments. All comments and responses apply to all of the Funds’ Registration Statements. Where changes were necessary in response to your comments, they are reflected in Pre-Effective Amendment No. 2 to each Fund’s Registration Statement on Form N-14, which has been filed with the Commission pursuant to the General Rules and Regulations via EDGAR on or about June 19, 2006.

Comments to the Combined Prospectus/Proxy Statement included in all Registration Statements:

Comment 1                                  In the sixth bullet point in the first paragraph of the “Information About the Reorganization—Reasons for the Reorganization” section, the disclosure states that “shareholders will have substantially the same services available…” after the merger.  Please add disclosure describing how such shareholders enrolled in such automatic investment plan are expected to be affected.

Response 1                                  The Funds have revised the disclosure to state the following:

                                                                                                                        Specific service features — such as minimum investments and exchange — will remain consistent or become more favorable.  Certain service features, including the automatic investment plan, with respect to classes of shares of the BlackRock Fund that will not be available for purchase after the Reorganization will differ.

Comment 2                                  In the “Information About the Reorganization — Continuation of Shareholder Accounts and Plans; Share Certificates” section, please revise the disclosure that states “[s]hareholders of ML Fund Class B Shares who are enrolled in the automatic investment plan will be asked to terminate such plan” to indicate that shareholders will not have an option to terminate such plans, if applicable.

Response 2                                  The Funds have revised the disclosure to state the following:

                                                                                                                        Shareholders of ML Fund Class [  ] Shares and Class [   ] Shares who are enrolled in the ML Fund’s automatic investment plan will not be automatically enrolled in the automatic investment plan for the class of shares of the BlackRock Fund received in the Reorganization, but will have the option to enroll in an automatic investment plan for a different class of shares of the BlackRock Fund.

*          *          *

 In connection with the effectiveness of the Registration Statements, each of the Funds acknowledges that the disclosure included in the Registration Statements is the responsibility of the Funds.  Each of the Funds further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statements does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosures in the Registration Statements; and that the Funds will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                Should you have any questions concerning our responses to your comments, please direct them to me at (312) 407-0863.

                                                                                                Sincerely,

                                                                                                /s/ Charles B. Taylor